EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of AMCOL International Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, stock purchase contracts, stock purchase units and warrants and to the incorporation by reference therein of our reports dated March 10, 2009, with respect to the consolidated financial statements of AMCOL International Corporation and Subsidiaries and the effectiveness of internal control over financial reporting of AMCOL International Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
September 4, 2009